UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Fushi Copperweld, Inc.
(Name of Issuer)

Common Stock, Par Value $.006 Per Share
(Title of Class of Securities)

36113E107
(CUSIP Number)
Li Fu	Richard Yee
Wise Sun Investments Ltd.	Abax Global Capital (Hong Kong) Limited
TYG Center Tower B, Suite 2601	Two International Finance Centre
Dongsanhuan Bei Lu, Bing 2	Suite 6708, 8 Finance Street, Central
Beijing, 100027	Hong Kong
China	(852) 3602 1815
(86) 10 8441 7777

With copies to:

Michael V. Gisser	Akiko Mikumo
Peter X. Huang	Weil, Gotshal & Manges
Skadden, Arps, Slate, Meagher & Flom LLP	29/F Gloucester Tower, The Landmark
30th Floor, China World Office 2	15 Queen’s Road Central
No. 1, Jianguomenwai Avenue	Hong Kong
Beijing 100004	(852) 3476 9088
China
(86) 10 6535-5599
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Li Fu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,837,2231
	8.	SHARED VOTING POWER 9,228,4332
	9.	SOLE DISPOSITIVE POWER 1,837,2233
	10.	SHARED DISPOSITIVE POWER 9,228,433
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,065,6564
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%5
14.	TYPE OF REPORTING PERSON IN

1 This includes 61,000 options for shares of Common Stock.
2 This includes shares directly owned by Wise Sun and members of Mr. Fu’s family.
3 This includes 61,000 options for shares of Common Stock.
4 This excludes shares beneficially owned by Abax Lotus, AGC, Abax HK and Mr. Yang.
5 The percentage of beneficial ownership of each Reporting Person is based on 38,265,138 shares of Common Stock, which includes 38,204,138 shares of Common Stock issued and outstanding as of the date of this statement and 61,000 shares of Common Stock issuable to Mr. Fu upon exercise of certain stock options.

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Wise Sun Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,930,090
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,930,090
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,065,6566
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14.	TYPE OF REPORTING PERSON CO

6 This excludes shares beneficially owned by Abax Lotus, AGC, Abax HK and Mr. Yang.

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Lotus Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,0507
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON CO

7 This excludes shares beneficially owned by Mr. Fu.

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Global Capital
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,0508
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON CO

8 This excludes shares beneficially owed by Mr. Fu.

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Abax Global Capital (Hong Kong) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,0509
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON CO

9 This excludes shares beneficially owned by Mr. Fu.

CUSIP No.	36113E107

1.	NAME OF REPORTING PERSON: Xiang Dong Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 205,050
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 205,050
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,05010
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON IN

10 This excludes shares beneficially owned by Mr. Fu.

This Schedule 13D/A (the “Schedule 13D/A”) is filed jointly by Li Fu (“Mr. Fu”), Wise Sun Investments Ltd. (“Wise Sun”), Abax Lotus Ltd. (“Abax Lotus”), Abax Global Capital (“AGC”), Abax Global Capital (Hong Kong) Limited, (“Abax HK”) and Xiang Dong Yang (“Mr. Yang”, and together with Mr. Fu, Wise Sun, Abax Lotus, AGC and Abax HK, the “Reporting Persons”).  With respect to Mr. Fu and Wise Sun, this Schedule 13D/A represents Amendment No. 6 to the statement on Schedule 13D with respect to the Company filed jointly by Mr. Fu and Dalian Fushi Enterprises Group Company, Ltd. (“Fushi Group”) with the SEC on January 13, 2006 (the “Original 13D”), as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 jointly filed by Mr. Fu and Wise Sun with the SEC on February 10, 2009, November 4, 2010, March 1, 2011, November 21, 2011 and November 21, 2011, respectively.  This Schedule 13D/A represents Amendment No. 3 to the statement on Schedule 13D with respect to the Company filed by Mr. Yang and Abax HK on November 4, 2010, as amended and supplemented by Amendment No. 1 and Amendment No. 2 filed by Mr. Yang and Abax HK with the SEC on March 1, 2011 and November 21, 2011, respectively.  This Schedule 13D/A represents Amendment No. 2 to the statement on Schedule 13D with respect to the Company filed by Abax Lotus and AGC on March 1, 2011, as amended and supplemented by Amendment No. 1 filed by Abax Lotus and AGC with the SEC on November 21, 2011.

Item 2.	Identity and Background

The information set forth in this Item 2 shall be deemed to supplement Item 2 of the Schedule 13D/A filed by the Reporting Persons on November 21, 2011 (the “2011 November Schedule 13D/A”).

(a) This Schedule 13D/A is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.

Item 4.	Purpose of Transaction

The information set forth in this Item 4 shall be deemed to supplement Item 4 of the 2011 November Schedule 13D/A.

On November 17, 2011, Mr. Fu and AGC (acting on behalf of certain investment funds managed, advised and/or appointed by it) submitted a firm offer (the “Offer”) to a special committee of the Company’s Board of Directors (the “Special Committee”) to acquire all of the outstanding shares of Common Stock owned by shareholders of the Company other than the Reporting Persons at a purchase price of US$9.25 per share (the “Offer Price”) (the “Proposed Transaction”).  The Offer was subject to the Special Committee confirming its acceptance by 5.00 p.m. (Hong Kong time) on December 2, 2011.  The Special Committee did not confirm its acceptance of the Offer by such time and the Offer terminated and has no force or effect.

Notwithstanding the termination of the Offer, the Special Committee has offered to provide Mr. Fu and AGC with additional financial information with respect to the Company.  Mr. Fu and AGC will evaluate such information and may continue their discussions with the Special Committee.  No assurances can be given that any agreement with the Company relating to the Proposed Transaction will be entered into or be consummated.

Item 7.	Material to Be Filed as Exhibits

The following is filed herewith as an Exhibit to this Schedule 13D/A:

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons, dated December 5, 2011

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:    December 5, 2011

Li Fu

/s/ Li Fu
Name: Li Fu

Wise Sun Investments Ltd.

By:	/s/ Li Fu
Name: Li Fu
Title: Director

ABAX LOTUS LTD.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL (HONG KONG) LIMITED

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

XIANG DONG YANG

/s/ Xiang Dong Yang
Name: Xiang Dong Yang

EXHIBIT 7.01

AGREEMENT OF JOINT FILING

The parties listed below agree that the Schedule 13D/A to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them.  This Agreement is intended to satisfy Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:    December 5, 2011

Li Fu

/s/ Li Fu
Name: Li Fu

Wise Sun Investments Ltd.

By:	/s/ Li Fu
Name: Li Fu
Title: Director

ABAX LOTUS LTD.

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL (HONG KONG) LIMITED

By:	/s/ Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

XIANG DONG YANG

/s/ Xiang Dong Yang
Name: Xiang Dong Yang